Robert W. Phillips

+1 415 693 2020

rphillips@cooley.com

February 27, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik
Christopher Edwards

Re:	ASLAN Pharmaceuticals Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 31, 2018
CIK No. 0001722926

Dear Ms. Paik and Mr. Edwards:

On behalf of ASLAN Pharmaceuticals Limited (“ASLAN” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 9, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on January 31, 2018. Concurrently with the submission of this response letter, the Company is confidentially submitting Amendment No. 2 to the Registration Statement (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 2 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least

Cooley LLP    101 California Street, 5th Floor, San Francisco, CA    94111-5800

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* FOIA Confidential Treatment Request* Confidential Treatment Requested by ASLAN Pharmaceuticals Limited in connection with Registration Statement on Form F-1 submitted February 27, 2018
February 27, 2018 Page Two

ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Robert W. Phillips, the responsible representative, is c/o Cooley LLP, 101 California Street, 5th Floor, San Francisco, CA 94111-5800, telephone number (415) 693-2020.

Staff Comment and Company Response

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 31, 2018

Use of Proceeds, page 54

1.	We note your revisions in response to our prior comment 14 indicating that your net proceeds will be sufficient to complete the global pivotal trial and China pivotal trial for varlitinib in bilitary tract cancer and that you will need additional funding to complete your global Phase 2/3 clinical trial for varlitinib in gastric cancer. Please further revise your disclosure to state whether you will require additional capital to complete the global clinical trials for ASLAN003 in AML and ASLAN004 preclinical and Phase 1 clinical trials and, if so, the amounts and sources of other funds needed for each such purpose. Refer to Item 3.C.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of DRS Amendment No. 2 to clarify that it will not require additional capital to complete the global clinical trials for ASLAN003 in AML and ASLAN004 preclinical and Phase 1 clinical trials.

Capitalization, page 56

2.	Please tell us your consideration of the $12 million upfront payment made to Array under the new license agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 14 and 56 of DRS Amendment No. 2 to clarify that the amount of cash and cash equivalents as of December 31, 2017 does not take into account the $12.0 million upfront payment which the Company made to Array BioPharma Inc. in January 2018 in consideration of the rights granted to the Company under its new license agreement with Array BioPharma Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Out-licensing Agreements, page 61

3.	We note your response to our prior comment 15 that you do not view your out-licensing agreement with Hyundai as material. We are unable to agree with this analysis based on your response at this time. Please provide further analysis regarding why the agreement is not material to your business. In your analysis, please also supplementally provide additional information regarding the agreement, including the stage of development of the

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    101 California Street, 5th Floor, San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

* FOIA Confidential Treatment Request* Confidential Treatment Requested by ASLAN Pharmaceuticals Limited in connection with Registration Statement on Form F-1 submitted February 27, 2018
February 27, 2018 Page Three

drug candidate; the aggregate development, regulatory and commercial milestone payments receiveable; and the royalty percentage receivable. With respect to this information to be provided supplementally, you may request confidential treatment pursuant to Rule 83.

Response: The Company respectfully advises the Staff that it does not consider the license agreement with Hyundai to be material to the Company. Hyundai obtained rights to develop varlitinib products for the treatment of cholangiocarcinoma in South Korea and has an option to acquire the related commercialization rights in South Korea. Additionally, Hyundai has options to obtain development and commercialization rights for varlitinib for the treatment of each of gastric cancer and metastatic breast cancer in South Korea. Varlitinib is currently being studied in a global pivotal clinical trial for biliary tract cancer (of which cholangiocarcinoma is a subtype) for which the Company expects to report topline data in 2019. The Company is also conducting a global Phase 2/3 clinical trial of varlitinib for gastric cancer for which it expects to report topline Phase 2 data in the second half of 2018 and it has completed a randomized open label Phase 2 clinical trial in metastatic breast cancer.

Under the agreement, Hyundai is required to pay the Company (i) a one-time milestone payment of $[***] after a specified period of time following regulatory approval of varlitinib for the treatment of cholangiocarcinoma in South Korea and (ii) milestone payments of $[***] for every $[***] in net sales. If Hyundai elects to exercise its option with respect to either or both of gastric cancer or metastatic breast cancer, it will be required to (i) pay the Company a one-time milestone payment for each indication after a specified period of time following regulatory approval of such indication in South Korea and (ii) increase the amount of milestone payments based on net sales, with such amounts to be negotiated by the Company and Hyundai in the future (which the Company currently expects [***]). There are no other potential milestone payments or royalties payable to the Company under the license agreement and the Company does not expect that the foregoing potential payments, either individually or in the aggregate, will become material to the Company’s overall financial position at any time in the foreseeable future.

Indeed, with respect to these target indications, the Company negotiated the agreement with Hyundai because it does not view South Korea to be a material market compared with other larger markets on which the Company is currently focused, including the United States and Europe. Moreover, given the early stage of development of varlitinib, the Company believes that it will be several years before regulatory approval or meaningful sales, if any, are achieved in South Korea. As a result, the Company does not consider its strategic vision to be focused, or its operations to be substantially dependent, on any potential approval of varlitinib in South Korea or any payments to be made by Hyundai to the Company pursuant to the Hyundai license agreement. The Company’s business plan and expected cash runway as disclosed in DRS Amendment No. 2 assume that the Company receives no payments from Hyundai. Accordingly, the Company respectfully advises the Staff that it believes that disclosure in DRS Amendment No. 2 as it relates to the Hyundai license agreement is appropriate, and that the Hyundai license agreement is not a material agreement under Item 601(b)(10) of Regulation S-K. In the future, if varlitinib were to be successful in its clinical trials and be approved in South Korea, and if Hyundai were to exercise its option to commercialize in South Korea and achieve meaningful

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    101 California Street, 5th Floor, San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

* FOIA Confidential Treatment Request* Confidential Treatment Requested by ASLAN Pharmaceuticals Limited in connection with Registration Statement on Form F-1 submitted February 27, 2018
February 27, 2018 Page Four

sales resulting in the Company receiving material payments under the Hyundai license agreement, the Company would disclose such payments as part of its periodic reports and financial statements with respect to its results of operations and financial condition. It would then also undertake to consider whether the Hyundai license agreement should be filed as a material agreement to the Company under Item 601(b)(10) of Regulation S-K.

Business

Varlitinib (ASLAN001), page 78

4.	We note your response to our prior comment 19 that you revised your disclosure to indicate the disclosed p-value was not statistically significant and that the disclosed p-value of 0.075 is statistically significant within the generally accepted definition of such term, but does not meet the FDA’s specified threshold for statistical significance for the trial. It does not appear you have revised your disclosure to indicate the p-value was not statistically significant. Please revise your disclosure to clarify the p-value the U.S. FDA uses in evaluating the results of a clinical trial and whether your results met such threshold.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of DRS Amendment No. 2.

5.	We note your disclosure on page 85 that one patient experienced a serious adverse event in the randomized open label Phase 2 clinical trial in HER2 amplified patients. Please disclose the serious adverse event and whether it was assessed as drug-related. If drug-related, please also disclose the serious adverse event in your risk factor on page 17.

Response: In response to the Staff’s comment, the Company reviewed again the underlying adverse event data across all varlitinib clinical trials to confirm its accuracy. The Company has revised the disclosure on 85 of DRS Amendment No. 2 to identify the most common drug-related adverse events, including serious adverse events, experienced across the varlitinib clinical trials in a manner that is more consistent with other companies’ presentations of drug-related adverse event data for clinical stage product candidates, as well as to update the data to include data not previously identified in DRS Amendment No. 1. In addition, the Company has revised the risk factor on page 17 of DRS Amendment No. 2. With respect to the one patient that experienced a serious adverse event in the open label Phase 2 clinical trial in HER2 amplified patients, that disclosure in DRS Amendment No. 1 was provided not in the context of identifying safety results, but rather to explain to investors that only one of the six patients withdrawing from the trial had experienced a serious adverse event. That patient’s data is captured in the revised disclosure provided on pages 17 and page 85 of DRS Amendment No. 2, but the Company respectfully submits that it is not necessary and potentially misleading to call out that one patient in the risk factor separately from the aggregated data that includes other grade 4 adverse events.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, As Amended

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*        *        *

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    101 California Street, 5th Floor, San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Robert W. Phillips

+1 415 693 2020

rphillips@cooley.com

Please contact me at (415) 693-2020, Sean Clayton at (858) 550-6034 or Charles Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Robert W. Phillips

Robert W. Phillips

cc:	Carl Firth, ASLAN Pharmaceuticals Limited
Sean M. Clayton, Cooley LLP
Charles S. Kim, Cooley LLP
Patrick Loofbourrow, Cooley LLP
Jacqueline Fu, K&L Gates
Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP    101 California Street, 5th Floor, San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com